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                              March 8, 2022

       Haim Ratzabi
       Chief Financial Officer
       Jeffs' Brands Ltd
       3 Hanechoshet Street
       Tel Aviv, Israel
       6971068

                                                        Re: Jeffs' Brands Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed February 18,
2022
                                                            File No. 333-262835

       Dear Mr. Ratzabi:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Board Practices, page 87

   1. We note your amended disclosure that "[o]ur amended and restated articles of association provide that the
directors will be classified, with respect to the term for which they each severally hold office,
into three classes, as nearly equal in number as practicable, and designated as Class I,
Class II and Class III." Please amend your risk factor disclosure to describe the risks to
investors, including any anti-takeover effects, of your classified board.
 Haim Ratzabi
FirstName   LastNameHaim   Ratzabi
Jeffs' Brands Ltd
Comapany
March       NameJeffs' Brands Ltd
        8, 2022
March2 8, 2022 Page 2
Page
FirstName LastName
Underwriting, page 125

2. We note your disclosure that "[i]f all of the Units are not sold at the public offering price, the underwriter may change the offering price and other selling terms and we will file a supplement to reflect such modified terms." However, it does not appear that you are eligible to conduct an at-the-market offering, and you must fix a price for your securities for the duration of the offering. Therefore, please amend your filing to fix a price for your securities consistent with Item 501(b)(3) of Regulation S-K, or tell us why you believe this disclosure is appropriate.
3. We note that you are offering Units and Pre-funded Units in this offering. We also note your disclosure that "[t]he underwriter may exercise the over-allotment option with respect to Ordinary Shares only, Pre-Funded Warrants only, Warrants only, or any combination thereof." Please revise to disclose a fixed volume of units and pre-funded units to be sold if the underwriter's over-allotment option is exercised in full. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question
         227.02, available on our public website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Angela Gomes